EXHIBIT (11)

                   THE QUAKER OATS COMPANY AND SUBSIDIARIES

                STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

                                                       For the Nine Months Ended
                                                          March 31,   March 31,
                                                             1995        1994

Calculation of Fully Diluted Earnings Per Share

Dollars in Millions (Except Per Share Data)

Income Before Cumulative Effect of Accounting Change     $  461.9     $ 208.0

Less:  Adjustments attributable to conversion of
       ESOP Convertible Preferred Stock                      (0.8)       (1.1)

Income Before Cumulative Effect of Accounting Change
   Used for Fully Diluted Calculation                       461.1       206.9

Cumulative Effect of Accounting Change - Net of Tax          (4.1)        ---

Net Income Used for Fully Diluted Calculation            $  457.0     $ 206.9

Shares in Thousands

Average Number of Common Shares Outstanding               133,655     135,662

Plus Dilutive Securities:

Stock Options                                               1,652       1,720

ESOP Convertible Preferred Stock                            2,641       2,680

Average Shares Outstanding Used for Fully
  Diluted Calculation                                     137,948     140,062

Fully Diluted Earnings Per Share Before Cumulative
  Effect of Accounting Change                            $   3.34     $  1.48

Fully Diluted Cumulative Effect of Accounting Change        (0.03)       ----

Fully Diluted Earnings Per Share                         $   3.31     $  1.48